Exhibit 99.1

BROOKFIELD PROPERTY L.P.

NINTH AMENDMENT TO THE
FOURTH AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. (the “Partnership”), dated as of February 20, 2019, as amended by a First Amendment dated as of March 21, 2019, as amended by a Second Amendment dated as of April 28, 2019, as amended by a Third Amendment dated as of August 20, 2019, as amended by a Fourth Amendment dated as of February 18, 2020, as amended by a Fifth Amendment dated as of April 21, 2020, as amended by a Sixth Amendment dated as of July 26, 2021, as amended by a Seventh Amendment dated as of August 3, 2021 and as amended by a Eighth Amendment dated as of October 20, 2023 (as amended, the “Agreement”), is made as of the 25th day of March, 2024, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1.13 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the Managing General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may make any amendment that the Managing General Partner determines in its discretion does not adversely affect the Limited Partners considered as a whole (including any particular class of Partnership Interest as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the Managing General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1.4 is hereby deleted in its entirety and replaced with the following:

1.1.4 “Agreement” means this Fourth Amended and Restated Limited Partnership Agreement of the Partnership, as amended by the First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 21, 2019, as amended by the Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 28, 2019, as amended by the Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 20, 2019, as amended by the Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of February 18, 2020, as amended by the Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of April 21, 2020, as amended by the Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of July 26, 2021, as amended by the Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of August 3, 2021, as amended by the Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of October 20, 2023 and as amended by the Ninth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership dated as of March 25, 2024;

(b)	Section 1.1.13 is hereby deleted in its entirety and replaced with the following:

1.1.13. “Book-Up Target” for an FV LTIP Unit means (i) initially, the Managing General Partner Unit Economic Capital Account Balance as determined on the date such FV LTIP Unit was granted and (ii) thereafter, the remaining amount, if any, required to be allocated with respect to such FV LTIP Unit for the Economic Capital Account Balance of the holder of such FV LTIP Unit, to the extent attributable to such FV LTIP Unit, to be equal to the Managing General Partner Unit Economic Capital Account Balance;

(c)	Section 1.1.20 is hereby deleted in its entirety and replaced with the following:

1.1.20. “BPY AO LTIP Unitholder” shall mean any Person that holds BPY AO LTIP Units or FV LTIP Units resulting from a conversion of BPY AO LTIP Units and is named as an BPY AO LTIP Unitholder in the register of Limited Partners maintained by the Managing General Partner;

(d)	Section 1.1.48 (the definition of “Eligible BPY AO LTIP Unit”) is hereby deleted in its entirety and replaced with the following:

1.1.48. “Eligible BPY AO LTIP Unit” shall mean, as of the date any Liquidating Gain is being allocated, a BPY AO LTIP Unit if the Aggregate Adjusted Economic Balance as of such date (taking into account allocations to be made on such date) exceeds the Aggregate Adjusted Economic Balance as of the date of issuance of the BPY AO LTIP Unit;

(e)	Section 1.1.145 is hereby deleted in its entirety and replaced with the following:

1.1.145. “Target Balance” has the meaning assigned to such term in Section 4.11.1;

(f)	Section 1.1.155 (the definition of “Unrecovered Capital Amount”) is hereby deleted in its entirety and replaced with the following:

1.1.155. “Unrecovered Capital Amount” means, as of the relevant date of determination and with respect to any Equity Unit, FV LTIP Unit outstanding as of the Arrangement Date or Managing General Partner Unit, an amount equal to the excess of (i) the Capital Amount then applicable to such Equity Unit, FV LTIP Unit outstanding as of the Arrangement Date or Managing General Partner Unit over (ii) the amount of distributions made in respect of such Equity Unit, FV LTIP Unit outstanding as of the Arrangement Date or Managing General Partner Unit pursuant to Section 5.2.4 or Section 16.3.3.4.2 during the period of time beginning on the date the Capital Amount in respect of each Equity Unit, FV LTIP Unit outstanding as of the Arrangement Date and Managing General Partner Unit was last adjusted pursuant to Section 3.6.3 and ending on such date of determination; provided that, for the avoidance of doubt, the Unrecovered Capital Amount of each FV LTIP Unit as of the Arrangement Date (as defined in the Plan) will equal the Arrangement Date BPY Unit Value (as defined in the Plan);

2.	Amendments to Article 4

(a)	Section 4.3.3.1 is hereby deleted in its entirety and replaced with the following:

4.3.3.1       any Liquidating Gain and Liquidating Loss shall be allocated pursuant to Section 4.3.1 assuming BPY AO LTIP Units participate in distributions pursuant to Section 16.3 determined as if the provisos in the second last paragraph of Section 16.3 did not exist; provided that Liquidating Gain shall only be allocated in respect of a BPY AO LTIP Unit if such Unit is an Eligible BPY AO LTIP Unit; provided further that Liquidating Gain allocable in respect of an Eligible BPY AO LTIP Unit pursuant to Section 4.3 shall not exceed the amount of Liquidating Gain necessary to cause the Economic Capital Account Balance attributable to such Eligible BPY AO LTIP Unit to equal the portion of the Aggregate Adjusted Economic Balance attributable to the number of FV LTIP Units into which such Eligible BPY AO LTIP Unit would be convertible (assuming it was a Vested BPY AO LTIP Unit (as such term is defined in Schedule B hereto)) on such date;

(b)	Section 4.4 is hereby amended by adding the following provision immediately after Section 4.4.6:

4.4.7.       Special allocations of Liquidating Gains and Liquidating Losses, as applicable, shall be made in accordance with Section 4.11, which relates to special allocations that are to be made to FV LTIP Unitholders as a result of their ownership of FV LTIP Units.

(c)	Article 4 is hereby amended by adding the following provisions immediately after Section 4.10:

4.11       FV LTIP Unit Special Allocations

With respect to FV LTIPs granted after the Arrangement Date, the following provisions shall apply:

4.11.1.       Liquidating Gains or Liquidating Losses shall be allocated among the Partners so as to cause, as nearly as possible, the Economic Capital Account Balances of the FV LTIP Unitholders, to the extent attributable to their ownership of FV LTIP Units, to be equal to (i) the Managing General Partner Unit Economic Capital Account Balance, multiplied by (ii) the number of their FV LTIP Units (with respect to each FV LTIP Unitholder, the “Target Balance”); provided that no such Liquidating Gains will be allocated with respect to any particular FV LTIP Unit unless and to the extent that such Liquidating Gains, when aggregated with other Liquidating Gains realized since the issuance of such FV LTIP Unit and reduced by the aggregate amount of Depreciation realized since the issuance of such FV LTIP Units, exceed Liquidating Losses realized since the issuance of such FV LTIP Unit. Any such allocations shall be made among the Partners in proportion to the aggregate amounts required to be allocated to each Partner under this Section 4.11.1. No allocation shall be made pursuant to this Section 4.11.1 that would cause a Partner to have an Adjusted Capital Account Deficit.

4.11.2.       Liquidating Gain or Liquidating Loss allocated to an FV LTIP Unitholder under this Section 4.11 will be attributed to specific FV LTIP Units of such FV LTIP Unitholder for purposes of determining (i) allocations under this Section 4.11 and (ii) the effect of the forfeiture of specific FV LTIP Units on such FV LTIP Unitholder’s Economic Capital Account Balance. Such Liquidating Gain or Liquidating Loss allocated to such FV LTIP Unitholder will generally be attributed to FV LTIP Units so as to equalize the Economic Capital Account Balance associated with each FV LTIP Unit and the Managing General Partner Unit Economic Capital Account Balance in the following order: (i) first, to Vested FV LTIP Units held for more than three years, (ii) second, to Vested FV LTIP Units held for more than two years, (iii) third, to Vested FV LTIP Units held for two years or less, (iv) fourth, to Unvested FV LTIP Units that have remaining vesting conditions that only require continued employment or service to the Managing General Partner, the Partnership or an Affiliate of either for a certain period of time (with such Liquidating Gains being attributed in order of vesting from soonest vesting to latest vesting), and (v) fifth, to other Unvested FV LTIP Units (with such Liquidating Gains being attributed in order of issuance from earliest issued to latest issued). Within each category, Liquidating Gain will be allocated seriatim (i.e., entirely to the first unit in a set, then entirely to the next unit in the set, and so on, until a full allocation is made to the last unit in the set) in the order of smallest Book-Up Target to largest Book-Up Target.

4.11.3.       After giving effect to the special allocations set forth above, if, due to distributions with respect to Partnership Interests in which the FV LTIP Units do not participate, forfeitures or otherwise, the Economic Capital Account Balance of any present or former FV LTIP Unitholder attributable to such FV LTIP Unitholder’s FV LTIP Units, exceeds the Target Balance, then Liquidating Losses shall be allocated to such FV LTIP Unitholder, or, at the discretion of the Managing General Partner, Liquidating Gains shall be allocated to the other Partners, to reduce or eliminate the disparity; provided, however, that if Liquidating Losses or Liquidating Gains are insufficient to completely eliminate all such disparities, such losses or gains shall be allocated among Partners in a manner reasonably determined by the Managing General Partner.

4.11.4.       The intent of this Section 4.11 is, to the extent possible, to make the Economic Capital Account Balance associated with each FV LTIP Unit economically equivalent to the Managing General Partner Unit Economic Capital Account Balance. The Managing General Partner shall be permitted to interpret this Section 4.11 or to amend this Agreement to the extent necessary and consistent with this intention.

4.11.5.       If an FV LTIP Unitholder forfeits any FV LTIP Units to which Liquidating Gain has previously been allocated under Section 4.11, (i) the portion of such FV LTIP Unitholder’s Capital Account balance attributable to such Liquidating Gain allocated to such forfeited FV LTIP Units will be re-allocated to that FV LTIP Unitholder’s remaining FV LTIP Units that were outstanding on the date of the initial allocation of such Liquidating Gain, using a methodology similar to that described in Section 4.11.2 above as reasonably determined by the Managing General Partner, to the extent necessary to cause such FV LTIP Unitholder’s Capital Account balance attributable to each such FV LTIP Unit to equal the Managing General Partner Unit Economic Capital Account Balance and (ii) such FV LTIP Unitholder’s Capital Account balance will be reduced by the amount of any such Liquidating Gain not re-allocated pursuant to clause (i) above.

3.	Amendments to Article 5

Section 5.2.4.1 is hereby deleted in its entirety and replaced with the following:

5.2.4.1       first, to Partners other than Preferred Unitholders pro rata (i) in proportion to the Unrecovered Capital Amounts attributable to the Equity Units, FV LTIP Units outstanding as of the Arrangement Date and Managing General Partner Units held by such Partners until the Unrecovered Capital Amount attributable to each such Unit is equal to zero and (ii) to any other FV LTIP Unitholders in an amount per FV LTIP Unit equal to (A) the amount distributed per Managing General Partner Unit pursuant to clause (i) multiplied by (B) 100% or, with respect to any Special FV LTIP Units for which the Special FV LTIP Unit Full Participation Date has not occurred at the time of such distribution, the Special FV LTIP Unit Sharing Percentage; provided that distributions in respect of an FV LTIP Unit shall be limited to the holder’s Economic Capital Account Balance attributable to such FV LTIP Unit as of the date of distribution; and

4.	Amendments to Article 16

(a)	Section 16.3 is hereby amended by adding the following as a new last paragraph:

Additionally, notwithstanding anything to the contrary herein, distributions in respect of an FV LTIP Unit for which the Book-Up Target has never reached zero based upon allocations pursuant to Section 4.4.6 (after taking into account any such allocations pursuant to the liquidation) shall be limited to the holder’s Economic Capital Account Balance attributable to such FV LTIP Unit prior to such distribution and any associated allocations that otherwise would have been made pursuant to Section 4.3 as a result of the right to receive such distribution; provided further that amounts that otherwise would have been distributed with respect to an FV LTIP Unit but for this provision shall be distributed to the Partners pursuant to Section 16.3 except that for this purpose all FV LTIP Units that are not eligible to participate in the distribution as a result of this sentence shall be excluded from both the numerator and denominator in calculating Percentage Interests.

(b)	Section 16.3.3.4.5 is hereby deleted in its entirety and replaced with the following:

16.3.3.4.5       fifth, 100% to the Partners other than Preferred Unitholders pro rata (i) in proportion to the Unrecovered Capital Amounts attributable to the Equity Units and Managing General Partner Units held by the Partners until the Unrecovered Capital Amount attributable to each Equity Unit and Managing General Partner Unit is equal to zero and (ii) to FV LTIP Unitholders in an amount per FV LTIP Unit equal to (x) for FV LTIP Units outstanding as of the Arrangement Date, the Redemption Amount applicable to Prior Grants (each as defined in the Second Third Amended and Restated Brookfield Property L.P. FV LTIP Unit Plan (the “Plan”)); provided that, upon receipt of the Redemption Amount in respect of each such FV LTIP Unit, such FV LTIP Unitholder shall not be entitled to any further distributions pursuant to this Section 16.3.3 in respect of any such FV LTIP Units, and the FV LTIP Units shall be excluded from both the numerator and denominator in calculating Percentage Interests for purposes of any other distributions pursuant to this Section 16.3.3; and (y) for all other FV LTIP Units, the amount distributed per Managing General Partner Unit pursuant to clause (i), provided that distributions in respect of such FV LTIP Unit shall be limited to the holder’s Capital Account balance attributable to such FV LTIP Unit as of the date of distribution; and

5.	Effective Date

This Amendment shall be effective as of March 25, 2024.

6.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of Bermuda.

7.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment as of the 25th day of March, 2024.

MANAGING GENERAL PARTNER:
BROOKFIELD PROPERTY PARTNERS L.P., by its general partner,
BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary